Exhibit 23.1

                       Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statements (Form S-8) pertaining to the Amended and Restated 1989 Incentive Stock Option Plan (filed on December 6, 1993), the 1993 Non-Employee Director Stock Purchase Plan, the 1994 Incentive Stock Compensation Plan and the Employee Stock Purchase Plan (filed on July 10, 1995), The Norwood Promotional Products, Inc. Employees 401K Plan of Norwood Promotional Products, Inc. (filed on December 29, 1995), and the 1993 Nonqualified Stock Option Plan (filed on July 10, 1996) of our report dated October 10, 1997, with respect to the consolidated financial statements and schedule of Norwood Promotional Products, Inc. included in its Annual Report (Form 10-K) for the year ended August 30, 1997, filed with the Securities and Exchange Commission.


                                                     Ernst & Young LLP


San Antonio, Texas
November 25, 1997